RIC Coinvestment Fund LP

1345 Avenue of the Americas
46th Floor
New York, New York 10105

September 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	RIC Coinvestment Fund LP
Investment Company Act of 1940--Rule 17g-1(g)
Bonding of Officers and Employees
(RIC Coinvestment Fund LP, File No. 811-21900)

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, I am enclosing a copy of the financial institution bond in favor of RIC Coinvestment Fund LP and resolutions relating to this bond.

The term of this bond is to August 15, 2008. The premium for this bond has been paid through such date.

Please call me at (212) 798-6100 if you have any questions.

Very truly yours,

/s/ Randal A. Nardone
Randal A. Nardone
Secretary

Enclosures